Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Strengthens Board

with New Independent Director

TAIPEI, Taiwan, November 25, 2013 – GigaMedia Limited (NASDAQ: GIGM) announced today the addition of Damian Hong to its board as an independent director.

“Damian is a well-known tax expert and highly respected business leader,” stated GigaMedia Limited Chairman of the Board Mo-Na Chien. “His strong skills, judgment and experience leading listed companies will be great assets to us in growing GigaMedia, particularly in M&A and other strategic transactions.”

Mr. Hong has more than 37 years experience in taxation and tax law. Damian began his career with the Inland Revenue Authority of Singapore before joining KPMG and working with the firm in various capacities, including post-retirement, for more than two decades. He was also a tax consultant to the law firm Allen & Gledhill in Singapore for 12 years.

Damian Hong currently serves as an independent director of Chailease Holding Co Ltd., ASL Marine Holdings Ltd., and Riverstone Holdings Ltd. He also serves as a director of the charities Shared Services for Charities Limited and Binjaitree, as well as a non-executive director of Prima Limited. Mr. Hong lectures on a part-time basis at the Singapore Management University.

Mr. Hong earned a bachelor’s degree in social science the University of Singapore and attended an international tax program at Harvard Law School.

Mr. Hong replaces board director Howe Yong Lee, who has resigned to pursue other interests. Following the addition of Mr. Hong announced today, GigaMedia’s board is comprised of nine members, a majority of which are independent.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2013.

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